Exhibit 11

BRUSH ENGINEERED MATERIALS INC. AND SUBSIDIARIES
COMPUTATION OF PER SHARE EARNINGS

	Third Quarter Ended		Nine Months Ended
	Sept 28	Sept 29	Sept 28	Sept 29
	2007	2006	2007	2006

Basic:
Average shares outstanding	20,392,000	19,784,000	20,300,000	19,547,000

Net Income	$9,908,000	$7,087,000	$40,961,000	$19,282,000
Per share amount	$0.49	$0.36	$2.02	$0.99

Diluted:
Average shares outstanding	20,392,000	19,784,000	20,300,000	19,547,000
Dilutive stock securities based on the treasury stock method using average market price	338,000	327,000	436,000	451,000

Totals	20,730,000	20,111,000	20,736,000	19,998,000

Net Income	$9,908,000	$7,087,000	$40,961,000	$19,282,000
Per share amount	$0.48	$0.35	$1.98	$0.96